UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



15047008

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SEC FILE NUMBER
8-23604

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC
Mail Processing
Section

REPORT FOR THE PERIOD BEGINNING 01/01/2014 _____ AND ENDING 12/31/2014
            MM/DD/YY   MM/DD/YY

FEB 27 2015

A. REGISTRANT IDENTIFICATION

Washington DC
404

NAME OF BROKER-DEALER: J. D. Seibert & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 9th St.
_____
(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott W. Seibert   513-241-8888
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer & Hackett & Co.
_____
(Name – if individual, state last, first, middle name)

One East 4th Street, Suite 1200	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, Scott W. Seibert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of J.D. Seibert & Company, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Scott W. Seibert
Signature

PRESIDENT
Title

Shirley L. Jones
Notary Public

Shirley L. Jones
Notary Public, State of Ohio
My Commission Expires 10-10-2016

2-26-15

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Supplemental Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).

J.D. SEIBERT & COMPANY, INC.

Statement of Financial Condition

December 31, 2014 with
Report of Independent Auditors



STRENGTH IN NUMBERS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
J. D. Seibert & Company, Inc.

Cincinnati, Ohio

We have audited the accompanying statement of financial condition of J. D. Seibert & Company, Inc. (an Ohio S-Corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. J. D. Seibert & Company, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of J. D. Seibert & Company, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Clark Schaefer Hackett & Co.

February 26, 2015

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

cincinnati | cleveland | columbus | miami valley | northern kentucky | springfield | toledo

J.D. SEIBERT & COMPANY, INC.
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$ 289,613
Marketable securities, at market value	308,574
Receivable from clearing broker	39,893
Prepaid expenses and other assets	4,078
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $149,570	17,007
	$ 659,165

Liabilities and Shareholders' Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 1,950
Shareholders' equity:	
Voting common stock, no par value, 500 shares authorized, 100 shares issued and outstanding	100
Non-voting common stock, no par value, 2000 shares authorized, 400 shares issued and outstanding	400
Additional paid-in capital	10,000
Retained earnings	646,715
Total shareholders' equity	657,215
	$ 659,165

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2014

1.   Summary of significant accounting policies and nature of business

Nature of business - J.D. Seibert & Company, Inc. (the Company) is registered as a broker-dealer under the examining authority of the Financial Industry Regulatory Authority. The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer which also maintains the customer accounts.

Concentrations of credit risk - The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Depreciation - Furniture, equipment and leasehold improvements are recorded at cost and depreciated on principally accelerated methods over the estimated lives of five to thirty-nine years.

Revenue recognition - The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis.

Advertising expense - The Company expenses advertising costs when incurred.

Income taxes - The Company has elected, by consent of its shareholders, to be taxed as an S Corporation under the related provisions of the Internal Revenue Code. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements since the tax liability is that of the Company's shareholders and not of the Company. However, the Company is located in a city in which income is taxed at the corporate level.

1. **Summary of significant accounting policies and nature of business (continued)**

    Uncertain tax positions - The Company adopted the provisions contained in Accounting for Uncertainty in Income taxes. Those provisions clarify the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The company's open audit periods are 2011-2013. The Company's policy with regard to interest and penalties is to recognize interest through interest expense and penalties through other expense. The Company recognized no interest or penalties during the year ended December 31, 2014. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The company believes their estimates are appropriate based upon current facts and circumstances.

    Subsequent events - The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 26, 2015, the date on which the financial statements were available to be issued.

2. **Fair value measurements**

    Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

    - Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
    - Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
    - Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

2. Fair value measurements (continued)

The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued liabilities approximated fair value as of December 31, 2014 because of the relatively short maturity of these instruments.

The following tables present the company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

Fair Value Measurements at Reporting Date Using

December 31, 2014	Fair Value	Level 1
US Treasury Notes	$ 73,231	$ 73,231
Available-for-sale stocks	235,343	235,343
	$ 308,574	$ 308,574

3. Lease commitment

The Company leases its office facility under a month-to-month arrangement requiring current monthly rent at $2,000. The Company is not responsible for any other expense related to the facility.

4. Employee benefit plans

The Company has a qualified defined contribution profit sharing plan covering all of its full-time employees. Contributions are determined annually by the Board of Directors.

5. Net capital requirements

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $566,854 which was $516,854 greater than its required net capital of $50,000.